SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)

                      CCC Information Services Group, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    12487Q109
           ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)
                  |_|  Rule 13d-1(c)
                  |X|  Rule 13d-1(d)


-------------

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

----------------------------------                   ---------------------------
| CUSIP NO.  12487Q109           |       13G        |   Page  2   of  6 Pages  |
|           -----------          |                  |        ---     ---       |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |      White River Corporation                                        |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |      Delaware                                                       |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |      7,247,564 shares                             |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |      ---                                          |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |      7,247,564 shares                             |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |      ---                                          |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |              7,247,564 shares                                       |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |              30.5%                                                  |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |              CO                                                     |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13G
                                  ------------


Item   1(a)    Name of Issuer:
                         CCC Information Services Group, Inc.

       1(b)    Address of Issuer's Principal Executive Offices:
                         World Trade Center Chicago
                         444 Merchandise Mart
                         Chicago, IL  60654-1005

Item   2(a)    Name of Person Filing:
                         White River Corporation ("White River Corp."), which through its wholly owned subsidiary, White River Ventures, Inc. ("White River Ventures"), owns the securities to which this Schedule 13G relates.

       2(b)    Address of Principal Business Office or, if none, Residence:
                     c/o Charlesbank Capital Partners, LLC
                         600 Atlantic Avenue, 26th Floor
                         Boston, MA  02210

       2(c)    Citizenship:
                         Delaware

       2(d)    Title of Class of Securities:
                         Common Stock

       2(e)    CUSIP Number:
                         12487Q109

Item   3       Not applicable; this statement is filed pursuant to Rule
               13d-1(d).

Item   4       Ownership:
                    The aggregate number of shares of Common Stock that White River Corp. owns beneficially, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is 7,247,564, which constitutes approximately 30.5% of the outstanding shares of Common Stock. White River Corp. and its affiliates also beneficially own or control 500 shares of the Series E Cumulative Redeemable Preferred Stock (the "Series E Preferred Stock"). The Series E Preferred Stock carries certain voting rights according to a formula, the effect of which is to cause White River Corp. and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock. To the extent White River Corp. and its affiliates also own shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from White River Corp.'s and its affiliates' shares of



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                    Common Stock, will provide White River Corp. and its
                    affiliates with a maximum of 51% of the votes.

                    White River Corp. and its affiliates have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13G relates, subject to the terms of the Amended and Restated Stockholders Agreement described more fully in Item 8 and the Existing Assets Management Agreement described more fully in Item 6.

Item 5         Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                    Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 11, 1997, as amended, among Demeter Holdings Corporation, a Massachusetts corporation ("Demeter"), WRC Merger Corp., a Delaware corporation and a wholly owned subsidiary of Demeter ("MergerCo."), WRV Merger Corp., a Delaware corporation and a wholly owned subsidiary of MergerCo. ("Merger Sub"), White River Corp. and White River Ventures, on June 30, 1998, MergerCo merged with and into White River Corp. and MergerSub merged with and into White River Ventures. As a result, White River Corp. is a wholly owned subsidiary of Demeter and White River Ventures is a wholly owned subsidiary of White River Corp. Demeter is solely controlled by The President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University. Demeter has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by White River Ventures.

                    Pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), Harvard and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in the Issuer disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                         Not Applicable.

Item 8              Identification and Classification of Members of the Group:
                    David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Inside Stockholders"), White River Ventures (together with the Inside Stockholders, the "Stockholders") and the Issuer entered into an Amended and Restated Stockholders Agreement dated June 30, 1998 pursuant to which the Inside Stockholders and White River Ventures have agreed to certain provisions regarding the corporate governance of the Issuer, including the


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                    election of directors. The Amended and Restated Stockholders
                    Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Issuer, (iii) the first day on which there are no shares of Series C or Series D or Series E Preferred Stock outstanding or (iv) June 16, 1999. Until the Amended and Restated Stockholders Agreement terminates, the following provisions are in effect, among others:

                    The Stockholders agree to vote in favor of any proposed amendment to the Issuer's Certificate of Incorporation the purpose of which is to fix at nine the maximum number of members of the Board of Directors of the Issuer. Until such an amendment is approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) four individuals designated by White River Ventures and (ii) three individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. After the amendment to the Issuer's Certificate of Incorporation is approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) five individuals designated by White River Ventures and (ii) four individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. The Inside Stockholders and White River Ventures shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the Issuer.

                    In addition, the Stockholders have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Inside Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the directors not designated by the Inside Stockholders and subject to the receipt of a fairness opinion, if requested by White River Ventures, from an investment bank selected by White River Ventures. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Inside Stockholders and White River Ventures have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

                    The Stockholders have also agreed that a majority of the directors designated by the Inside Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River Ventures that after giving effect to such subsequent offering the Issuer would


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                    have funds legally available to redeem shares of the
                    Redeemable Preferred Stock in accordance with its terms and
                    (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die or become disabled.

                    As a result of the Amended and Restated Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d- 5(b)(1) under the Act, and as such, each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of the Common Stock held by all other parties of the Amended and Restated Stockholders Agreement.

Item 9              Notice of Dissolution of Group:
                         Not Applicable.

Item 10             Certification:
                         Not Applicable.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       WHITE RIVER CORPORATION


                                       By: /s/ Tami E. Nason
                                           ---------------------------------
                                           Name:  Tami E. Nason
                                           Title: Authorized Signatory

February 12, 1999



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